Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

October 7, 2008	Via Facsimile & EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc. (the “Company”) hereby acknowledges receipt of the letter from the Staff of the U.S. Securities and Exchange Commission, dated September 24, 2008.  Said letter asks that the Company respond to the comments concerning the Company’s Form 10-K for its fiscal year ended December 31, 2007 and Form 10-Q for its quarter ended June 30, 2008 within ten business days from the date of the letter, or October 8, 2008.

The Company has reviewed the Staff’s comments and is preparing responses to the same.  The Company, however, has determined this will require additional time and effort and, accordingly, the Company respectfully requests that it be granted an extension of the time in which to file its response until October 15, 2008.

In the course of preparing the Company’s response, questions for the Staff may arise. The Company will contact you in that event in an attempt to ensure that its communications are complete and responsive to the Staff’s concerns.

The Company appreciates the Staff’s consideration of its request for an extension.  If any members of the Staff have any questions or desire to discuss this request further, he or she should contact Darren Parmenter (214) 855-2171 or Corey Prestidge at (214) 855-2181.

Very truly yours,

/s/ Corey G. Prestidge
Corey G. Prestidge
General Counsel

cc:	Tabatha Akins
U.S. Securities and Exchange Commission
(via fax)

Darren Parmenter
Hilltop Holdings Inc.